Exhibit 4.28

Resolutions adopted by the ILOG S.A shareholders on November 29, 2005 relating to the grants of warrants

Authorization to issue warrants to subscribe to shares in the Company, up to a maximum of 56,000 shares reserved for issuance to the non-executive Directors

The Shareholders’ Meeting, satisfying quorum and majority rules for extraordinary meetings of shareholders,

Having heard the Board of Directors’ Report, the special report of the independent auditor and the Statutory Auditors’ Special Report,

Resolves to increase the share capital by a maximum nominal value of €56,000, in one or more issues, by the issuance of warrants giving right to subscribe to a maximum of 56,000 shares of €1 nominal value each; it being specified that this amount does not take into account the adjustments regarding the preservation of such holders’ rights.

Resolves to waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to issue warrants to seven non-executive Directors in the following amounts:

- Marie-Claude Bernal, for a maximum of 8,000 shares of €1 nominal value each,

- Michel Alard, for a maximum of 8,000 shares of €1 nominal value each,
- Pascal Brandys, for a maximum of 8,000 shares of €1 nominal value each,
- Marc Fourrier, for a maximum of 8,000 shares of €1 nominal value each,
- Richard Liebhaber, for a maximum of 8,000 shares of €1 nominal value each,

- Todd Lowe, for a maximum of 8,000 shares of €1 nominal value each, and

- Thomas Weatherford, for a maximum of 8,000 shares of €1 nominal value each.

Resolves that the issuance of the warrants entails the formal waiver by the shareholders of their preferential subscription rights to subscribe to the new shares to be issued upon the exercise of such warrants.

Resolves that the warrants shall be exercised within a five year-period following their issuance.

Resolves that the amount receivable by the Company for each share issued upon the exercise of the warrants would be either (i) the average trading closing price as quoted on Eurolist during the 10 days preceding the date of the Shareholders’ Meeting, or (ii) the closing price for a share on Eurolist on the trading day preceding the Shareholders’ Meeting, whichever is the highest.

Resolves that each warrant shall be issued at a price equal to 5% of the highest of the two following amounts which could be either (i) the average trading closing price as quoted on Eurolist. during the 10 days preceding the date of the Shareholders’ Meeting, or (ii) the closing price for a share on Eurolist on the trading day preceding the Shareholders’ Meeting. Each warrant shall give the right to subscribe to one share, nominal value €1, at 95% of the price determined in the preceding paragraph.

Resolves that the warrants would have to be subscribed within three months from the date of grant and the subscription payment would have to be made when the subscription is completed.

Resolves that the warrants would be exercisable in whole or in part, at any time. In any event, the warrants would have to be exercised within a period of five years from the date of their issuance.

Resolves that the beneficiaries, at the time of the subscription, would agree not to transfer these warrants to a third party.

Grants to the Board of Directors full powers, including the right to delegate the Chairman of the Board, to implement this authorization, including:

-	To determine the dates and terms of such issuance or issuances;

-	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;

-	To finalize the share capital increases resulting from the exercise of the warrants; and

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To modify Article 6 of the by-laws accordingly pursuant to Article 5 of the Decree, dated March 23, 1967, in order to mention the name of the beneficiaries of special advantages and their nature and more generally, to take all necessary measures.

Resolves that such authorization is valid until the next annual Shareholders’ Meeting.

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